Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

April 17, 2013

Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-169119 April 17, 2013

ETN+ and Customized Index Solutions

Investor Solutions

Barclays Investor Solutions is a global business with dedicated teams in North America, Asia Pacific and UK/Europe

Offers a global portfolio approach with client-centric solutions across multiple asset classes

The team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals, helping them and their clients meet their financial goals

Partnership can lead to the creative implementation of ideas

Creation of a custom algorithm-based index that encompasses the strategy

Delivery of a customized strategy to a broad range of suitable clients

Expertise in exchange-traded notes and structured products to provide index exposure

ETN+

Tailored Exchange Traded Solutions

2	| ETN+ and Custom Index Solutions

Custom Index Capabilities

Collaboration between Barclays and its partners allows us to deliver your idea as a customized index to attract new assets

Our index team assists with the customization, calculation and management of indices

Our index suite is cross asset class and includes the industry standard for fixed income and inflation- linked indices

Estimated excess of $5 trillion (including third-party products) benchmarked against Barclays Fixed Income Indices1

Separate Platform

As index sponsor, responsible for all index calculations

Calculation performed on a dedicated platform

Transparency

Barclays Bank PLC and Bloomberg publish the index levels daily

Index methodology, factsheets and frequent performance reports are published

Accessibility

Coverage across asset classes

Indices provide exposure to difficult to access markets

Growing number of ETNs and ETFs referencing our indices

Robustness

Strict standards for index design

Dedicated IT team handling implementation, daily calculations and support

Dedicated legal and compliance team ensuring proper documentation and licensing

Source: Barclays 3/28/2013

3	| ETN+ and Custom Index Solutions

Structure Comparison

Barclays Bank PLC can offer access to customized indices through a variety of vehicles, including ETNs, structured notes, and swaps

A customized index may be used, subject to legal and regulatory considerations, in a wide range of vehicles and customized payoff profiles that may be appropriate for to a wide range of end investors

ETNs Structured Notes Swaps ETFs Mutual Funds

Index Tracking

No Tracking Error1

Credit Risk to issuer

Intraday Exchange Trading

Block Redemptions

Retail Investor Base

Transparency

1. Tracking error refers to the under/over performance differential of the indicative value of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

4	| ETN+ and Custom Index Solutions

Barclays ETNs

Senior, unsecured debt securities issued by Barclays Bank PLC

Listed on NYSE Arca, providing intraday liquidity

35% market share1 with $5.68bn1 notional outstanding across 78 products in a variety of asset classes

ETNs are linked to the return of an index, less costs and fees, providing no tracking error2

Emerging Markets Equity 2.4%

Rates 2%

FX 1.2%

Equity Strategies 46.1%

Volatility 13.7%

Commodities 34.7% Market Cap by Asset Class

As of 3/28/2013

Creation/Redemption process

Barclays offers same day creation and T+1 redemptions at the closing indicative value2

Aims to provide tighter spreads, keeping the intraday bid/ask of the ETNs on the exchange closer to the intraday indicative value

Source: Bloomberg As of 3/28/2013

Tracking error refers to the under/over performance differential of the indicative value of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

5	| ETN+ and Custom Index Solutions

ETN+ Tailored Exchange Traded Solutions

ETN+ is a platform of customized Exchange Traded Notes

The platform’s ETNs provide an efficient and accessible vehicle for an index- based strategy to suitable investors

Low min issuance requirements ($50-100 million)

Listed on NYSE Arca

No tracking error1

Barclays a leading issuers of ETNs, with the highest market share2, and provide expertise in developing and creating ETNs, providing the following:

Development team

Legal documents and filing

Seeding

Market maker relationships

Block sale/ redemption management

Road shows

Specialist support team

Tracking error refers to the under/over performance differential of an ETN versus its benchmark index over a given time period, after accounting for the ETNs fees and costs. One cannot invest directly in an index.

Barclays has 35% of market share

Source: Bloomberg as of 3/28/2013

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Appendix

Case Study: ATMP

Barclays Bank PLC teamed up with Atlantic Trust, a subsidiary of Investco Ltd., to create Barclays Select MLP Index aimed at providing exposure to midstream MLPs meeting certain defined criteria tracked by Barclays ETN+ Select MLP ETN (ATMP)

- ATMP launch expanded the access vehicles available for Atlantic Trust's clients to access customized MLP investments
- Successful transition of assets from existing MLP ETPs to ATMP resulted in initial client orders in excess of $75mm



140
130
120
110
100
90
80
Atlantic Trust Select MLP Index
Alerian MLP Index
Alerian MLP Infrastructure Index
7/8/2011
11/8/2011
3/8/2012
7/8/2012
11/8/2012
3/8/2013

	Atlantic Trust Select MLP Index	Alerian MLP Index	Alerian MLP Infrastructure Index
Annualized Returns	15.6%	11.6%	13.2%
Annualized Volatility[1]	15.8%	16.7%	16.2%
Average Yield	5.33%	6.88%	6.95%

Source: Bloomberg, Barclays. Data: 7/8/2011 – 3/28/2013 . Atlantic Trust Select MLP Index was launched 2/14/2013 The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance. You cannot invest directly in an index.

1. Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.

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BARCLAYS

Case Study: CAPE

Barclays Bank PLC teamed up with Professor Robert Shiller, to create an index based on the CAPE (cyclically adjusted price to earnings) ratio tracked by Barclays ETN+ Shiller CAPE™ ETN

The Shiller Barclays CAPE™ US Core Sector Index aims to provide notional long exposure to the top four relatively undervalued sectors, as determined by the relative CAPE Indicator

Shiller Barclays CAPE™ US Core Sector Index

S&P 500 TR

375

325

275

225

175

125

75

Sep-02 Sep-03

Sep-04 Sep-05

Sep-06 Sep-07

Sep-08 Sep-09

Sep-10 Sep-11

Sep-12

Shiller Barclays CAPE™ US Core Sector Index S&P 500® TR

Annualized Returns 11.8% 7.8%

Annualized Volatility 1 19.3% 20.9%

Correlation to the S&P500® TR 96.9% 100%

Source: Bloomberg, Barclays. Data: 9/03/2002 – 3/28/2013 . The Shiller Barclays CAPE US Core Sector Index was launched on 10/5/2012. The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance. You cannot invest directly in an index.

1. Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.

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Case Study: VQT

- Barclays ETN+ S&P VEQTOR™ ETN is linked to an index designed by S&P in conjunction with Barclays index team, aiming to create an index offering investors broad equity exposure with a volatility hedge
- The S&P 500® Dynamic VEQTOR™ Total Return Index offers broad equity market exposure with an implied volatility hedge, by dynamically allocating between S&P 500® Index, S&P 500® VIX Futures™ Total Return Index and cash



300
250
200
150
100
50
0
S&P 500 ® TR Index
VEQTOR™ Index
VEQTOR™ Index live since
November 18, 2009
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12

	VEQTOR™ Index	S&P 500® TR Index
Annualized Return since 12/20/05	13.9%	5.3%
Annualized Volatility[1]	11.22%	23%
Correlation vs S&P 500® TR Index	62.11%	100%

Source: Bloomberg, 12/20/2005 – 3/28/2013. Correlation based on daily returns.
The S&P 500® Dynamic VEQTOR™ Index was launched in November 2009. The information prior to launch dates included above is hypothetical historical. You should not rely on historical or hypothetical historical information. Such historical and hypothetical historical information is not indicative of future performance.
1. Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.

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BARCLAYS

Selected Risk Considerations

An investment in the ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

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Selected Risk Considerations

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-888-227-2275 (ext. 2-3430), or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Shiller Barclays CAPETM US Core Sector Index” is a trademark of Barclays Bank PLC.

“CAPETM” is a trademark of RSBB-I, LLC (“RSBB”) and has been licensed for certain purposes by Barclays Bank PLC.

Standard & Poor’s®, S&P 500®, S&P® and S&P 500® Total Return are registered trademarks of Standard & Poor’s Financial Services, LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC. The Shiller Barclays CAPETM US Core Sector Index (the “Index”) which is based on the S&P 500® and the Sector Indices is not sponsored or endorsed by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective subsidiaries or affiliates (collectively, “S&P Dow Jones Indices”), but is published with their consent. The ETNs based on the Index are not sponsored or endorsed by S&P Dow Jones Indices or any of their respective affiliates and S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance.

The Shiller Barclays CAPE US Index Family has been developed in part by RSBB, LLC, the research principal of which is Robert J. Shiller. RSBB, LLC is not an investment advisor and does not guarantee the accuracy and completeness of the Shiller Barclays CAPE US Index Family or any data or methodology either included therein or upon which it is based. RSBB, LLC shall have no liability for any errors, omissions or interruptions therein and makes no warranties expressed or implied, as to the performance or results experienced by any party from the use of any information included therein or upon which it is based, and expressly disclaims all warranties of the merchantability or fitness for a particular purpose with respect thereto, and shall not be liable for any claims or losses of any nature in connection with the use of such information, including but not limited to, lost profits or punitive or consequential damages even, if RSBB, LLC is advised of the possibility of same.

© 2013 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

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Atlantic Trust Select MLP Index Alerian MLP Index Alerian MLP Infrastructure Index

Annualized Returns 15.6% 11.6% 13.2%

Annualized Volatility1 15.8% 16.7% 16.2%

Average Yield 5.33% 6.88% 6.95%